

Steve Taylor · 3rd

Chief Operating Officer at SmallStart Ventures, Inc.

Tucson, Arizona, United States ·

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SmallStart Ventures, Inc.

 **University of Arizona - Eller College of Management**

Experience

Chief Operating Officer / Vice President

SmallStart Ventures, Inc. · Part-time
Feb 2021 – Present · 6 mos
Tucson, Arizona, United States

SMALLSTART VENTURES, INC, Tucson, AZ (2021-Present) Co-Founder / COO / VP. Helped create, develop, and implement a new business concept whereby we fund, manage, and grow small businesses. New entrepreneurs are selected from a variety of backgrounds including retired workers, stay-at-home parents, minorities, legal immigrants, and even people who were incarcerated in the past. We teach, mentor, and provide all back-end services to ...see more

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Founder / Proprietor

SAT BUSINESS CONSULTING
Oct 2007 – Present · 13 yrs 10 mos
Tucson, AZ (satbusinessconsulting.com)

Founder / Principle. The first consultant contracted by the Regional Transportation Authority (RTA) to co-create and implement a consulting program for small businesses (i.e., Mainstreet). Other key clients included the Hispani ...see more



Certified Teaching / Coaching Consultant

Proctor Gallagher Institute

Jul 2015 – Present · 6 yrs 1 mo

Tucson, Arizona

As a certified teaching and coaching consultant, I mentor clients through the acclaimed self-improvement program, Thinking Into Results. I strongly recommend that my clients work one-on-one with me before spending anothe ...see more



Introduction to Thinking Into Results...



Thinking Into Results - Lesson Summaries.pdf

Co-Founder / Proprietor

THE ANTIQUE PRESIDIO, INC. / GLOBETROTTER IMPORTS

May 1995 – Present · 26 yrs 3 mos

Became profitable after only three months of operation by locating our business within a well-known antique district and by aggressively recruiting small antique dealers to operate within our "antique mall". Through effective promo ...see more

Adjuct Instructor -- Executive MBA Program

UNIVERSITY OF ARIZONA

Aug 2008 – Sep 2009 · 1 yr 2 mos

Contracted to teach a project management course included in the Eller College of Management's Executive MBA program offered at the UofA's Scottsdale campus. This course and the required capstone projects were part of an experie ...see more

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Education



University of Arizona - Eller College of Management

MBA, Entreprenuership, Finance, GPA = 3.94

1984 – 1987

Activities and Societies: Graduated with honors (Beta Gamma Sigma)



Northern Arizona University

Industrial Engineering Technology, Minor: Marketing, GPA = 3.88

1975 – 1979

Activities and Societies: Graduated with honors (Magma Cum Laude)

Volunteer experience

Chairman

Pima County Workforce Investment Board

Jan 2000 – Dec 2002 • 3 yrs

Economic Empowerment

• Chaired Pima County's Workforce Investment Board (WIB). Co-chaired the WIB's planning committee, responsible for coordinating strategic planning, gap analysis, forecasting and reporting activities. Previous member of the WIB's Youth Council.

• Past board member of Pima County and Santa Cruz School to Work Partnership (STW). Founded and implemented the first high school computer troubleshooting competition (IT Challenge) held in Tucson. Collaborated with STW, academic, and business entities.

• Partnered with private industry, county and city governments, to design and implement a computer training program (Train to Gain); taught to over 90 teleservices employees enabling skills for entry level IT opportunities.

• Directed a partnership between Keane Technical Training Center and Telemundo (KHRR TV-40) to promote IT training and employment opportunities to Hispanics in the region.

Skills & endorsements

Program Management · 34

Endorsed by **Jacob R., who is highly skilled at this**

 Endorsed by **4 of Steve's colleagues at University of Arizona**

Strategic Planning · 29

 Endorsed by **Ted Mercer and 1 other who is highly skilled at this**

 Endorsed by **6 of Steve's colleagues at University of Arizona**

Cross-functional Team Leadership · 24

 Endorsed by **3 of Steve's colleagues at University of Arizona**

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Recommendations

Received (0)   **Given (1)**

 **Carlos O. Chacón, MD, MBA**

Founder & Cosmetic Plastic Surgeon at Divino Plastic Surgery: Cosmetic Plastic Surgery of the Body, Breast, and Face

October 16, 2012, Steve worked with Carlos O. but at different companies

Dr. Chacon is one of the brightest people that I have come to know. Not only is he personable, he is a high achiever. I don't know many people who are a medical doctor, a plastic surgeon and a MBA to boot. The only thing that would raise his profile even higher in my mind would be if he were a compe... **See more**

